FORM 4

[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instructions 1(b).


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________

1. Name and Address of Reporting Person

   Bankgesellschaft Berlin AG
-----------------------------------------------------
   (Last)            (First)            (Middle)

   Alexanderplatz 2
-----------------------------------------------------
                     (Street)

   D-10178              Berlin           Germany
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   (City)               (State)         (Zip)

_______________________________________________________________________________

2. Issuer Name and Ticker or Trading Symbol


	The Emerging Germany Fund, Inc.       (FRG)

_______________________________________________________________________________

3. IRS or Social Security Number of Reporting Person (Voluntary)

   XXX-XX-XXXX

_______________________________________________________________________________

4. Statement for Month/Year

   November 1997

_______________________________________________________________________________

5. If Amendment, Date of Original (Month/Year)



_______________________________________________________________________________

6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X] 10% Owner
   [ ] Director
   [ ] Officer (give title below)
   [ ] Other (specify below)


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   --------------------------------------------------

_______________________________________________________________________________

7. Individual or Joint/Group Filing

   [X] Form Filed by One Reporting Person
   [ ] Form Filed by More than One Reporting Person

_______________________________________________________________________________

                    TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------

          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------


Common Stock, par value
  $.001 per share        11/20/97     P             15,800       A     $10.8722

Common Stock, par value
  $.001 per share        11/21/97     P              8,000       A     $10.9375

Common Stock, par value
  $.001 per share        11/25/97     P            100,000       A     $10.6875        1,958,300       D




* If the Form is filed by more than one reporting person, see
  Instruction 4(b)(v).

  Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                     TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.         9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------  ----------  --------- ----------
                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------  ----------  --------  ----------










Explanation of Responses:


-----------------------------------------------------


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              Bankgesellschaft Berlin AG


          By:   /s/ Bartho Schroeder                        December 10, 1997
              ----------------------------------------     --------------------
               Name:  Bartho Schroeder                             Date
               Title: Director

          By:   /s/ Dirk Kipp                               December 10, 1997
              ----------------------------------------     --------------------
               Name:  Dirk Kipp                                    Date
               Title: Director


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).